DAVIS LEGAL ADVISORS *since* 1892
& company LLP

RECEIVED
2006 DEC 12 A 10:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

from the office of: Nancy Charles
direct tel: 604.643.6424
direct fax: 604.687.1612
ncharles@davis.ca

file number: 67066-00001

December 8, 2006

DELIVERED BY COURIER

06019081

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302 U.S.A.

SUPPL

Dear Sirs and Mesdames:

Re: SXR URANIUM ONE INC. - (SEC File No. 82-04831)
Furnishing of Information pursuant to Rule 12g3-2(b) Exemption

---

In connection with the exemption from registration pursuant to Rule 12g3-2(b) of the *Securities Exchange Act of 1934*, we furnish on behalf of our client, sxr Uranium One Inc. (the "Company"), a copy of the documents which have been publicly filed in Canada during the month of November, and include as follows:

1. News Releases disseminated November 2, 2006 and November 14, 2006;
2. Interim Financial Statements and MD&A together with related Officers' Certificates for the third quarter ended September 30, 2006; and
3. News Release disseminated November 17, 2006.

PROCESSED
DEC 15 2006 E
THOMSON FINANCIAL

Dw 12/12

DAVIS
& company LLP

My contact particulars are on the top of the first page of this letter should you have a questions or concerns with regard to this information. **It would be appreciated if you would acknowledge receipt of this letter and enclosures on the enclosed copy of this letter and return it by fax *it* to the writer**.

Yours truly,

DAVIS & COMPANY LLP

Per: Nancy Charles

Nancy Charles
Paralegal
NAC/ljr

Encls.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Aflease Gold Appoints N M Rothschild as Exclusive Financial Adviser

Trading Symbol: SXR - Toronto Stock Exchange, Johannesburg Stock Exchange

TORONTO, ON and JOHANNESBURG, South Africa, Nov. 2 /CNW/ - sxr Uranium One Inc. ("Uranium One") announced today that its Aflease Gold Limited ("Aflease Gold") affiliate has appointed N M Rothschild & Sons to act as its independent financial adviser with regard to the Modder East Gold Project ("The Project").

Aflease Gold expects to raise R300 million (approximately US$41/C$44.8 million) in project finance to further fund the Modder East Gold Project, with the first gold pour scheduled for the third quarter of 2009.

About Aflease Gold

Aflease Gold is a South African gold resource company listed on the JSE Limited (the Johannesburg stock exchange). The company owns the Modder East Gold Project, currently under construction, as well as the Sub Nigel, New Kleinfontein, Turnbridge and the Holfontein Gold Projects, all on the East Rand; the Ventersburg Gold Project in the Free State gold field; and the Etendeka Gold Project in Namibia. Aflease Gold was formed in January 2006 through the reverse takeover of Sub Nigel Gold Mining Company by New Kleinfontein Mining Company, a wholly-owned subsidiary of sxr Uranium One Inc. The company is currently owned as to approximately 71% by sxr Uranium One and has a market capitalization in excess of R1billion.

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited. The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the western United States. The Corporation holds an approximate 71% interest in Aflease Gold Limited, which owns the Modder East gold project in South Africa. Through a joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation's future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in South Africa or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including, among others, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold

bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks). Accordingly, readers should not place undue reliance on forward looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Investors are advised to refer to competent persons reports on the Corporation's material properties for detailed information with respect to such properties, which information is subject to the qualifications and notes set forth therein.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. To receive the Corporation's news releases by email, please register on Uranium One's website at www.uranium1.com
%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 11 482 3605; Chris Sattler, Vice President, Investor Relations, Tel: (416) 350-3657/
(SXR.)

CO: sxr Uranium One Inc.

CNW 09:25e 02-NOV-06

Issuer: SXR URANIUM ONE INC.
12g3-2(b) Registration Exemption
SEC File No. 82-04831
December 7, 2006

RECEIVED
2006 DEC 12 A 10:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Uranium One Announces Financial Results for Q3 2006

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)

TORONTO, ON, and JOHANNESBURG, South Africa, Nov. 14 /CNW/ - sxr Uranium One Inc. ("Uranium One") today reported unaudited financial results for the three and nine months ended September 30, 2006. All figures are in US dollars unless otherwise indicated. Complete details of the September 30, 2006 financial statements can be found on Uranium One's website at www.uranium1.com and will be made available on SEDAR at www.sedar.com.

<<

Financial highlights for the quarter include the following:

- net profit of $2.4 million or $0.02 per share for the third quarter, compared to a net loss of $20.0 million or $0.18 per share for the second quarter
- gold sales of $0.7 million compared to $0.9 million during the second quarter, as the focus shifts to integrating the Bonanza gold plant with the Dominion uranium processing plant
- general and administrative expenditure of $3.7 million compared to $4.5 million in the second quarter, reflecting continuing corporate development activities in the western United States
- interest income of $1.1 million during the quarter compared to $1.5 million in the second quarter
- an increase in value of property, plant and equipment to $232.8 million at quarter end (from $208.9 million at June 30, 2006), reflecting construction progress at Dominion
- raising of $45.5 million on August 30, 2006 under a futures-related term facility with Nedcor Securities
- cash balances rose to $98.2 million at September 30, 2006 from $88.9 million at June 30, 2006

Operational highlights for the third quarter include:

- completion of positive feasibility studies for the Dominion Uranium Project, the Honeymoon Uranium Project and the Modder East Gold Project
- commencement of cold commissioning at Dominion on August 30, 2006, three months ahead of schedule, with the project continuing on track for hot commissioning production in Q1 of 2007
- board approval for the implementation of the Honeymoon Uranium Project, an ISL project in South Australia with an annual production rate of 400 tpa U3O8 equivalent, an estimated capital cost of $35.9 million and first uranium production scheduled for 2008
- continued construction progress at Modder East, an underground gold mine with a planned production of 948,290 ounces of gold over a ten year period and estimated capital expenditure of $107.8 million to the start of production in 2009
- execution of separate exclusivity agreements with Rio Tinto Energy

America and U.S. Energy Corp. for the negotiation of purchase agreements for the Sweetwater Uranium Mill and related uranium properties in Wyoming, and the Shootaring Canyon Uranium Mill in Utah and related uranium properties in Utah, Wyoming, Arizona and Colorado
>>

Subsequent to quarter end, the South African regulatory authorities formally issued a "new order" mining right for the Dominion Uranium Project, covering all of the resources in the Company's existing 14,000 hectare area prospecting right. In addition, on October 31, 2006, Uranium One completed a bought deal public offering of 20,815,000 common shares at a price of Cdn $8.30 per share, for gross proceeds of Cdn $172,764,500 (approximately $154 million). The net proceeds of the offering will be used to finance construction at Dominion and Honeymoon, for exploration activities and general corporate purposes.

Commenting on Uranium One's progress, Neal Froneman, President and CEO said:

"During the quarter, we completed positive feasibility studies on all three of our principal projects, and continued to progress towards our objective of production of uranium at Dominion in Q1 of 2007 and at Honeymoon in 2008. As per our strategy we also began to lay the foundations for our expansion into the United States, concluding exclusivity agreements to negotiate the purchase of two of that country's only four remaining uranium mills. By design we are an un-hedged and un-capped uranium miner. With production coming on stream in a matter of months, we are well placed to benefit from the recent sharp rise in the spot and term uranium price. We expect that the uranium price environment will continue to be favourable."

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the western United States. The Corporation holds an approximate 71.6% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact included in this release including, without limitation, statements regarding future plans and objectives of Uranium One and the timing of commencement of construction activities, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Uranium One's expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Uranium One's properties into production, conclusions of economic evaluations, changes in project parameters

as plans continue to be refined, future prices of commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Uranium One's hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, as well as those factors discussed under "Risk Factors" in Uranium One's Annual Information Form, Management's Discussion and Analysis for the third quarter of 2006 and Uranium One's (final) short form prospectus dated October 26, 2006 as filed with securities regulatory authorities in Canada. Although Uranium One has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

Investors are cautioned not to assume that all or any part of the mineral deposits in the measured and indicated resource categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will be ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary assessments as defined under NI 43-101. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable.

To receive the Corporation's news releases by email, please register on Uranium One's website - www.uranium1.com.

%SEDAR: 00005203E

/For further information: Jean Nortier, Chief Financial Officer, Tel: + 27 11 482-3605; Chris Sattler, Vice President, Investor Relations, Tel: (416) 350-3657/

(SXR.)

CO: sxr Uranium One Inc.

CNW 09:03e 14-NOV-06

Issuer: SXR URANIUM ONE INC.
12g3-2(b) Registration Exemption
SEC File No. 82-04831
December 7, 2006

uraniumone

interim financial statements

Consolidated Financial Results for the three and nine months ended September 30, 2006

sxr Uranium One Inc.

Consolidated Balance Sheets

as at September 30, 2006 and December 31, 2005
(in US Dollars)

	Notes	Unaudited as at Sep 30, 2006 US$'000	Unaudited as at Dec 31, 2005 US$'000
ASSETS			
Current assets			
Cash		98,248	10,891
Accounts receivable		20,232	8,823
Inventories		2,015	681
		120,495	**20,395**
Non-current assets			
Property, plant and equipment	2	232,833	157,255
Asset retirement fund		2,310	1,275
		235,143	**158,530**
Total assets		**355,638**	**178,925**
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities		18,237	15,045
Current portion of lease obligations		1,099	1,452
Short term loan	3	45,684	993
		65,020	**17,490**
Non-current liabilities			
Asset retirement obligation		3,807	4,094
Lease obligations		528	1,560
Future taxation liability		29,961	21,156
		34,296	**26,810**
Non-controlling interest		**8,116**	**-**
SHAREHOLDERS' EQUITY			
Share capital	4	358,698	216,123
Contributed surplus	5	19,154	11,367
Accumulated deficit		(133,911)	(114,399)
Currency translation adjustments		4,265	21,534
		248,206	**134,625**
Total equity and liabilities		**355,638**	**178,925**

See accompanying notes to the Consolidated Financial Statements, including:

- *Nature of operations and basis of presentation (note 1)*

sxr Uranium One Inc.

Consolidated Statements of Operations and Deficit

for the 3 and 9 months ended September 30, 2006

(in US dollars, except for per share amounts)

	Notes	Unaudited 9 months to Sep 30, 2006 US$'000	Unaudited 3 months to Sep 30, 2006 US$'000
Gold sales		**2,622**	**680**
Cost of sales		(6,178)	(1,592)
Gross loss		**(3,556)**	**(912)**
Sundry income		643	254
General and administrative expenditure		(9,781)	(3,655)
Share options expensed		(8,632)	(1,632)
Exploration expenditure		(5,330)	(1,285)
Operating loss		**(26,656)**	**(7,230)**
Interest received		3,407	1,105
Interest paid		(1,575)	(760)
Dilution gain on disposal of investments	8	17,940	6,915
Foreign exchange (losses) / gain on cash and cash equivalents		(12,113)	2,070
Non-controlling interest in earnings of subsidiary		550	261
(Loss) / profit before income taxes		**(18,447)**	**2,361**
Provision for income taxes	6	(1,065)	-
Net (loss) / profit		**(19,512)**	**2,361**
Accumulated deficit at the beginning of the period		(114,399)	(136,272)
Accumulated deficit at the end of the period		**(133,911)**	**(133,911)**
Basic (loss) / profit per common share (cents)	7	(18.07)	2.11
Weighted average number of basic common shares outstanding	7	108,003,595	112,036,616
Diluted profit per common share (cents)	7		1.94
Weighted average fully diluted number of basic common shares outstanding	7		121,460,887

See accompanying notes to the Consolidated Financial Statements

sxr Uranium One Inc.

Consolidated Statement of Cash Flows

for the 3 and 9 months ended September 30, 2006
(in US Dollars)

	Notes	Unaudited 9 months to Sep 30, 2006 US$'000	Unaudited 3 months to Sep 30, 2006 US$'000
Net (loss) / profit		(19,512)	2,361
Add back: Net finance costs		(1,832)	(345)
Add back: Non-cash items:			
- Non-controlling interest in earnings of subsidiary		(550)	(261)
- Depreciation and amortization		347	114
- Expensing share options		8,632	1,632
- Dilution gain on disposal of investments		(17,940)	(6,915)
- Unrealized foreign exchange losses on cash and cash equivalents		2,047	2,047
- Future income taxes		1,023	-
		(27,785)	(1,367)
Movement in working capital:			
- Increase in inventories		(1,334)	(1,360)
- Increase in trade receivables and prepayments		(11,409)	(7,722)
- Increase/(decrease) in trade and other payables		3,192	1,936
Increase in rehabilitation and cost closure obligations		(538)	(385)
Cash (utilized by) / generated by operations		(37,874)	(8,898)
Net interest received		1,832	345
Cash flows from operating activities		**(36,042)**	**(8,553)**
Cash taken over from Sub-Nigel	8	1,933	-
Additions to property, plant and equipment		(56,279)	(24,861)
Increase in environmental trust and other investments		(1,219)	(1,228)
Cash flows from investing activities		**(55,565)**	**(26,089)**
Net proceeds from the issue of ordinary shares		140,049	421
Net proceeds from the issue of ordinary shares by subsidiary		16,558	10,891
Net loans received during the period		44,691	45,256
Decrease in capital element of finance lease and other long term debt		(1,385)	(415)
Cash flows from financing activities		**199,913**	**56,153**
Effects of exchange rate changes on cash held in foreign currencies		**(20,949)**	**(12,232)**
Net increase in cash		87,357	9,279
Cash at the beginning of the period		10,891	88,969
Cash at the end of the period		**98,248**	**98,248**

See accompanying notes to the Consolidated Financial Statements

1 NATURE OF OPERATIONS AND BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of the financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Notes to the Corporation's audited annual consolidated financial statements for the year ended December 31, 2005, since they do not contain all disclosures required by Canadian GAAP for annual financial statements. The unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the interim period presented.

sxr Uranium One Inc. (the "Corporation") is a Canadian corporation with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange), engaged in the acquisition, exploration and development of properties for production of uranium in South Africa, Australia and Canada and gold in South Africa.

The Corporation owns 100% of the Dominion uranium project in South Africa and the permitted Honeymoon uranium project in South Australia. Through a joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan. The Corporation's Uranium One Africa Limited (previously Aflease Gold and Uranium Resources Limited) subsidiary holds 71.56% of Aflease Gold Limited, that owns the Modder East gold property and related gold assets in South Africa.

The exploration and development of mineral properties involves significant financial risk. In the event these properties are determined to be commercially viable, additional financing will be required.

Aflease Gold Limited
On January 10, 2006 Sub Nigel Gold Mining Company Limited ("Sub Nigel") acquired all of the issued and outstanding ordinary shares of New Kleinfontein Mining Company Limited ("New Kleinfontein"), a wholly-owned subsidiary of Aflease Gold and Uranium Resources Limited, now Uranium One Africa Limited ("Uranium One Africa"), and all amounts due by New Kleinfontein to Uranium One Africa on loan account. As Uranium One Africa retained an effective 30% of New Kleinfontein through its subsequent holding in Aflease Gold, the net assets so acquired had a carrying value of $3.0 million at December 31, 2005 and the purchase consideration was $10.7 million, settled by issuing 68,073,545 new Sub Nigel ordinary shares to Uranium One Africa at 96 South African cents ($0.16) per share. Sub Nigel subsequently changed its name to Aflease Gold Limited. Through this transaction and subsequent dilution of Uranium One's share holding in Aflease Gold, Uranium One Africa now owns approximately 71.56% of Aflease Gold.

For accounting purposes, the transaction is considered a reverse takeover whereby New Kleinfontein is considered the acquiring company as the shareholders of Uranium One Africa acquired more than 50% of the issued and outstanding shares of Sub Nigel. Uranium One therefore effectively sold 20% of New Kleinfontein and recognized a $7.0 million gain on the disposal. The results of operations of Sub Nigel were included with effect from January 11, 2006. The consolidated balance sheet at September 30, 2006 represents the financial position of the entire Group.

Comparatives
The Ontario Securities Commission, as principal regulator of the Corporation, issued a decision document dated May 4, 2006, pursuant to the Mutual Reliance Review System for exemptive relief applications, granting the Corporation an exemption from providing comparative financial information for the three and nine months ended September 30, 2006 as prior-period information has not been prepared on a basis consistent with this period.

2 PROPERTY, PLANT AND EQUIPMENT

	Sep 30, 2006 Cost US$'000	Sep 30, 2006 Accumulated amortization US$'000	Sep 30, 2006 Net US$'000	Dec 31, 2005 Cost US$'000	Dec 31, 2005 Accumulated amortization US$'000	Dec 31, 2005 Net US$'000
Mine development costs and mine plant facilities	97,424	(2,853)	94,571	38,014	(3,676)	34,338
Undeveloped properties	137,708	-	137,708	122,639	-	122,639
Motor vehicles	504	(285)	219	433	(316)	117
Office equipment	767	(432)	335	544	(383)	161
	236,403	**(3,570)**	**232,833**	**161,630**	**(4,375)**	**157,255**
Owned assets			232,761			156,890
Leased assets			72			365
Total net carrying amount as at the end of the period			**232,833**			**157,255**

Undeveloped properties comprise:	Mineral properties Sep 30, 2006 US$'000	Mineral properties Dec 31, 2005 US$'000	Undeveloped properties Sep 30, 2006 US$'000	Undeveloped properties Dec 31, 2005 US$'000
New Kleinfontein	-	-	13,624	15,807
Sub-Nigel	272	-	13,961	-
Spaarwater	-	-	336	-
Honeymoon, Australia	6,434	6,016	29,132	28,670
Goulds Dam, Australia	-	-	24,935	24,921
Billeroo / Karkarook, Australia	-	-	43,170	43,170
Athabasca, Canada	1,565	1,281	2,420	1,427
Loan guarantees, Native title and project generation	-	-	1,859	1,347
	8,271	**7,297**	**129,437**	**115,342**

Native title claims

The Corporation's interests in the Honeymoon and Goulds Dam properties are subject to two Native Title claims. Agreements have been secured with both groups, whereby the Corporation pays annual administration fees to each claimant group.

3 SHORT-TERM LOAN

	Sep 30, 2006 US$'000	Dec 31, 2005 US$'000
February 2005 Nedcor Securities loan	212	993
August 2006 Nedcor Securities loan	45,472	-
	45,684	**993**

The February 2005 Nedcor Securities loan represents draw-downs on a facility provided by Nedcor Securities, secured by Uranium One Africa's investment in Randgold and Exploration Company Limited ("Randgold") shares. This loan attracts interest in South Africa at a variable rate currently at ZAR 8.95%, adjusted in terms of a formula which is influenced by movements in the Randgold share price. The effective interest rate for the period was ZAR 18.05%. The loan has no fixed repayment terms.

The August 2006 Nedcor Securities loan represents draw-downs on a facility provided by Nedcor Securities, secured by Uranium One Africa's investment in Aflease Gold shares. This loan attracts interest in South Africa at a flat rate of ZAR 9% per annum, adjusted in terms of a formula which is influenced by movements in the Aflease Gold share price. The effective interest rate for the period was ZAR 11.94%. The loan will be repaid on September 20, 2007.

Uranium One's investments in Randgold and Aflease Gold are encumbered while these finance arrangements remain in place. They are classified as liabilities held to maturity and are carried at amortized cost.

4 SHARE CAPITAL

Ordinary shares	Number of shares Sep 30, 2006	Number of shares Dec 31, 2005	Value of shares Sep 30, 2006 US$'000	Value of shares Dec 31, 2005 US$'000
Opening balance of common shares in issue	89,103,814	336,451,321	216,123	80,736
Common shares issued in public or private offering	22,380,830	50,325,405	139,628	29,288
Shares issued in settlement of Eastbourne Capital loan	-	21,535,107	-	9,312
Exercise of stock options	607,922	998,288	2,947	634
Closing balance of issued and outstanding shares (December 8, 2005)	**112,092,566**	**409,310,121**	**358,698**	**119,970**
Conversion of Aflease shares to sxr Uranium One Inc. shares at a ratio of 0.9		368,379,109		119,970
Share consolidation: 1 share for every 5 shares held		73,675,822		119,970
Acquisition of Southern Cross Resources Inc.		15,427,992		95,976
Warrants issued after December 8, 2005				177
Closing balance of issued and outstanding shares	**112,092,566**	**89,103,814**	**358,698**	**216,123**

5 CONTRIBUTED SURPLUS

	Warrants US$'000	Restricted shares US$'000	Options US$'000	TOTAL Sep 30, 2006 US$'000	TOTAL Dec 31, 2005 US$'000
At the beginning of the year	1,813	-	9,554	11,367	2,790
Share options expensed	-	-	7,425	7,425	7,240
Share options exercised	-	-	(845)	(845)	(259)
Restricted shares expensed	-	1,207	-	1,207	-
Restricted shares exercised	-	-	-	-	-
Warrants issued to BMO Nesbitt	-	-	-	-	1,773
Warrants exercised	-	-	-	-	(177)
At the end of the period	**1,813**	**1,207**	**16,134**	**19,154**	**11,367**

Assumptions

The fair value of stock options and restricted shares used to calculate compensation expense has been estimated using the binomial option pricing model with the following assumptions:

	Sep 30, 2006	Dec 31, 2005
Risk free interest rate	4.08% - 4.20%	3.70% - 4.12%
Expected dividend yield	0%	0%
Expected volatility of the Company's share price	47%	61%

Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Corporation's stock options, and restricted shares.

Options

The following is a summary of the Corporation's options granted under its stock-based compensation plan:

	Number of options		Weighted average exercise price	
	Sep 30, 2006	Dec 31, 2005	Sep 30, 2006 US $	Dec 31, 2005 US$
At the beginning of the year	5,268,610	13,139,178	2.74	0.47
Granted during the year	1,855,279	12,759,147	6.88	0.46
Exercised during the year	(607,922)	(997,130)	2.91	0.40
Forfeiture of share options	(113,849)	(784,847)	3.43	0.36
	6,402,118	**24,116,348**	**3.82**	**0.47**
Replacement options issued to Aflease at a conversion rate of 0.18		4,340,943		
Southern Cross options converted at a rate of 0.20		927,667		
Outstanding options as at the end of the period	**6,402,118**	**5,268,610**	**3.82**	**2.74**

The stock option compensation expense for the nine months ended September 30, 2006 was $7.4 million. As at September 30, 2006 the aggregate unexpensed fair value of unvested stock options granted amounted to $4.6 million (December 31, 2005: $6.4 million).

The following table summarizes certain information about the Corporations stock options outstanding at September 30, 2006:

	Options outstanding			Options exercisable		
Range of exercise prices US$	Number outstanding as at Sep 30, 2006	Weighted average remaining life (years)	Weighted average exercise price US$	Number exercisable as at Sep 30, 2006	Weighted average remaining life (years)	Weighted average exercise price US$
1.15 to 1.59	2,096,707	4.09	1.45	1,179,407	4.01	1.43
2.19 to 2.85	298,949	4.18	2.29	193,777	4.17	2.28
3.13 to 3.84	1,555,649	3.67	3.52	1,170,728	3.51	3.54
4.05 to 4.92	529,422	3.91	4.10	281,941	3.80	4.12
5.52 to 8.94	1,921,390	4.40	6.83	658,011	4.38	6.80
	6,402,117	**4.07**	**3.82**	**3,483,864**	**3.90**	**3.42**

Under the stock option plan, the exercise price of the options are calculated as the closing share price on the grant date.

Restricted shares

Under the Uranium One Restricted Share Plan, Restricted share rights are granted to eligible employees, contractors and directors. Each Restricted share right is exercisable for one common Uranium One share listed on the Toronto stock exchange at the end of the restricted period. Common shares issuable upon the exercise of Restricted share rights are referred to as Restricted shares.

The following is a summary of the Corporation's Restricted shares issued under the Restricted share plan:

	Number of restricted shares	
	Sep 30, 2006	Dec 31, 2005
At the beginning of the year	-	-
Granted during the year	372,922	-
Exercised during the year	-	-
Forfeiture of restricted shares	-	-
Total restricted shares outstanding at the end of the period	**372,922**	**-**

The grant date of the Restricted shares was June 7, 2006. The share price on grant date was $7.90.

The restricted shares can be exercised without any consideration. Restricted shares will not expire while the participant is in the employ of Uranium One.

The restricted share expense for the nine months ended September 30, 2006 was $1.2 million (2005: $0 million). As at September 30, 2006 the aggregate unexpensed fair value of unvested restricted shares granted amounted to $1.1 million (December 31, 2005: $0 million).

Warrants

	Number of warrants		Allocated value		Average exercise price	
	Sep 30, 2006 US$	Dec 31, 2005 US$	Sep 30, 2006 US$	Dec 31, 2005 US$	Sep 30, 2006 US$	Dec 31, 2005 US$
At the beginning of the year	5,976,319	3,876,319	1,990	217	-	2.73
Issued to BMO Nesbitt	-	1,800,000	-	1,773	-	5.39
Warrants acquired	-	300,000	-	-	-	5.96
At the end of the year	**5,976,319**	**5,976,319**	**1,990**	**1,990**		

The fair value of the 2008 warrants (previously referred to as the "Eastbourne warrants") was valued, for Canadian GAAP purposes, at $0.2 million on December 31, 2004. The 3,876,319 warrants have a term of 3 years from the date of issue and expire on September 23, 2008.

The fair value of the BMO warrants was valued at $1.8 million on December 30, 2005 using the binomial option pricing model with the following assumptions: United States zero coupon rates of between 4.39% and 4.83%, expected dividend yield of nil, expected 90 day volatility of 51.5% and expected warrants term of 1.18 years

The expiry date of the these warrants is the later of (i) March 5, 2007 and (ii) the expiry of 12 months from the date on which ordinary SXR shares become listed on Toronto Stock Exchange ("TSX").

Warrants acquired represent those acquired from Southern Cross through the reverse take over. These warrants expire on September 17, 2007 and the beneficiary is Pitchstone Exploration Ltd.

6 INCOME TAXES

	9 months to Sep 30, 2006 US$'000	3 months to Sep 30, 2006 US$'000
South African taxation - current	42	-
Future income taxes	1,023	-
	1,065	-

Future taxes of $1 million were provided on the profit of $7.1 million on disposal by Aflease of its investment in New Kleinfontein, which constitutes a capital gain.

A fair value increment in mining assets of $17.7 million arose on the fair valuation of the assets of Sub Nigel that formed part of the reverse take over of Sub Nigel by New Kleinfontein. In compliance with accounting practice, a future tax liability of $5.1 million was recognized on this revaluation.

7 BASIC (LOSS)/PROFIT PER SHARE AND DILUTED BASIC PROFIT PER SHARE

	9 months to Sep 30, 2006 US$'000	3 months to Sep 30, 2006 US$'000
Basic (loss)/profit per share of (cents)	(18.07)	2.11
is calculated based on net (loss)/profit for the period of ($'000)	(19,512)	2,361
and a weighted average number of shares outstanding of	108,003,595	112,036,616
Diluted basic profit per share of cents		1.94
is calculated based on net profit for the period of ($'000)		2,361
Diluted weighted average number of shares outstanding of:		121,460,887
The additions to the weighted average number of shares outstanding were:		
- in the money vested options		3,447,952
- in the money warrants		5,976,319

8 REVERSE TAKE OVER OF SUB NIGEL

In the current financial year the merger between Sub Nigel and New Kleinfontein was accomplished through the issue of Sub Nigel shares to Aflease in payment for all of the issued and outstanding ordinary shares of New Kleinfontein and all amounts due by New Kleinfontein to Aflease on loan account, as detailed in note 1.

Except for the cash taken over, this transaction has been excluded from the cash flow statement as it did not result in an exchange of cash.

The aggregate fair values of assets acquired and liabilities assumed on the purchase of Sub Nigel were as follows:

	US$'000
Property, plant and equipment	778
Undeveloped properties - Sub Nigel	17,717
Loan account	1,518
Receivables and prepayments	66
Inventory	9
Cash	1,933
Cost closure obligation	(35)
Trade and other payables	(1,069)
Future taxation liability	(5,138)
Value of business combination	15,779
Non-controlling interest	(2,999)
Cash taken over	1,933
Shares consideration	(12,780)
Net cash flow	1,933

The terms of the purchase price were agreed between the parties in terms of an agreement of acquisition dated August 23, 2005. The effective date of the reverse take over was January 10, 2006.

The disposal, by Uranium One Africa, of all of the issued and outstanding ordinary shares of New Kleinfontein and all amounts due by New Kleinfontein to Uranium One Africa on loan account, as discussed in note 1, resulted in a gain of $7.0 million.

Changes in the percentage shareholding from 79.92% on January 10, 2006 to 71.56% on September 30, 2006 resulted in a dilution gain of $10.9 million for the 9 months ending September, 2006. This, together with the initial gain of $7.0 million, resulted in a total dilution gain of $17.9 million for the period.

9 RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2006, Uranium One paid $0.8 million to Davis & Company LLP, a partner of which was a director of Uranium One from December 27, 2005 to June 7, 2006 and was prior to December 27, 2005 a director of Aflease Gold and Uranium Resources Limited. These payments were for legal services rendered.

10 EVENTS AFTER THE BALANCE SHEET DATE

Subsequent to the balance sheet date, Uranium One issued 20,815,000 shares in terms of a public offering, which closed on October 31, 2006. The shares were issued at $7.39 (Cdn$8.30) per share. The total net proceeds of $146.2 million will be used to fund ongoing development of its mining projects, exploration activities and for general corporate purposes.

11 SEGMENTED INFORMATION

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Corporation is managed according to the same segments.

For the 9 months ended September 30, 2006:

	South Africa US$'000	Australia US$'000	Canada US$'000	TOTAL US$'000
Gold Sales	**2,622**	-	-	**2,622**
Cost of Sales	(6,178)	-	-	(6,178)
Gross loss	**(3,556)**	-	-	**(3,556)**
Sundry income	521	122	-	643
General and administrative expenditure	(3,787)	(1,451)	(4,543)	(9,781)
Share options & restricted shares expensed	-	-	(8,632)	(8,632)
Exploration expenditure	(3,611)	(1,719)	-	(5,330)
Operating loss	**(10,433)**	**(3,048)**	**(13,175)**	**(26,656)**
Interest received	659	101	2,647	3,407
Interest paid	(1,574)	(1)	-	(1,575)
Dilution gain on disposal of investments	17,940	-	-	17,940
Foreign exchange losses on cash	-	-	(12,113)	(12,113)
Non-controlling interest in earnings of subsidiary	550	-	-	550
Profit / (loss) before income taxes	**7,142**	**(2,948)**	**(22,641)**	**(18,447)**
Provision for income taxes	(1,040)	-	(25)	(1,065)
Net profit / (loss)	**6,102**	**(2,948)**	**(22,666)**	**(19,512)**
Other segment items				
Capital expenditure	53,465	515	2,299	56,279
Amortization and depreciation	347	-	-	347

For the 3 months ended September 30, 2006:

	South Africa US$'000	Australia US$'000	Canada US$'000	TOTAL US$'000
Gold Sales	680	-	-	680
Cost of Sales	(1,592)	-	-	(1,592)
Gross loss	(912)	-	-	(912)
Sundry income	205	49	-	254
General and administrative expenditure	(1,498)	(687)	(1,470)	(3,655)
Share options & restricted shares expensed	-	-	(1,632)	(1,632)
Exploration expenditure	(969)	(316)	-	(1,285)
Operating loss	(3,174)	(954)	(3,102)	(7,230)
Interest received	286	10	809	1,105
Interest paid	(760)	-	-	(760)
Dilution gain on disposal of investments	6,915	-	-	6,915
Foreign exchange gains on cash	-	-	2,070	2,070
Non-controlling interest in earnings of subsidiary	261	-	-	261
Profit / (loss) before income taxes	3,528	(944)	(223)	2,361
Provision for income taxes	-	-	-	-
Net profit / (loss)	3,528	(944)	(223)	2,361
Other segment items				
Capital expenditure	23,224	1,252	385	24,861
Amortization and depreciation	114	-	-	114
As at September 30, 2006:				
Total assets	100,260	66,167	189,211	355,638
Total liabilities	(84,739)	(21,732)	(961)	(107,432)
As at December 31, 2005:				
Total assets	34,189	69,700	75,036	178,925
Total liabilities	(20,178)	(22,196)	(1,926)	(44,300)

uraniumone

management discussion and analysis

Management's Discussion and Analysis of Financial Condition and Results of Operations

for the quarter ended September 30, 2006

Set out below is a review of the activities, results of operations and financial condition of sxr Uranium One Inc. ("Uranium One") and its subsidiaries for the three and nine months ended September 30, 2006, together with certain trends and factors that are expected to have an impact in the remainder of 2006. This information is presented as of November 8, 2006. The discussion below should be read in conjunction with the unaudited consolidated financial statements of Uranium One for the three and nine months ended September 30, 2006 and the notes thereto (referred to herein as the "consolidated financial statements").

Uranium One's consolidated financial statements and the financial data set out below have been prepared in accordance with Canadian generally accepted accounting principles. All amounts in this report are in US dollars, except where otherwise indicated.

Uranium One is a Canadian corporation engaged in the acquisition, exploration and development of properties for production of uranium in South Africa, Australia, Canada and the United States and gold in South Africa.

The common shares of Uranium One are listed on the Toronto and Johannesburg stock exchanges. The shares of Uranium One's subsidiary Aflease Gold Limited are also listed on the Johannesburg stock exchange.

This Management Discussion and Analysis includes certain forward-looking statements. Please read the cautionary note at the end of this report.

GENERAL

Uranium One's principal assets are the Dominion Uranium Project in South Africa, the Honeymoon Uranium Project in Australia and, through its approximately 71.56% owned subsidiary, Aflease Gold Limited, the Modder East Gold Project in South Africa.

On June 7, 2005, the company's Uranium One Africa Limited subsidiary (formerly Aflease Gold and Uranium Resources Limited) and Micawber 397 (Proprietary) Limited ("Micawber 397") entered into a definitive purchase and sale agreement, a management and skills transfer agreement and a joint venture agreement. Pursuant to these Agreements, Uranium One Africa agreed to sell to Micawber 397 an undivided 26% interest in the Dominion Uranium Project and the Bonanza Gold Project. The parties agreed to contribute their interests in the assets to a joint venture, to be managed by Uranium One Africa, and to fund the development and operation of those assets in accordance with their respective joint venture interests. In addition, Uranium One agreed to lend to Micawber 397 the funds that Micawber 397 is required to contribute under the joint venture agreement. The aggregate amount of that loan, plus accrued interest, is repayable from Micawber 397's share of joint venture profits. The purchase price payable by Micawber 397 for its 26% interest is an amount in cash equal to 26% of the net present value of the Dominion and Bonanza assets at the date (not later than three years after receipt by Micawber 397 of its first joint venture distribution) when Micawber 397 elects to pay at least 20% of the purchase price. After payment of the first 20% tranche, Micawber 397 is obliged to pay at least 20% of the purchase price during each subsequent three year period until the purchase price is paid in full. The Micawber 397 transaction will be accounted for when the risks and rewards of the transaction are deemed to have passed to Micawber 397.

The shareholders of the company's Aflease Gold Limited subsidiary approved a transaction with respect to Aflease Gold's Modder East Gold Project similar in nature to the transaction with Micawber 397 on October 11, 2006; completion of this transaction remains subject to certain conditions precedent, including the conversion of Aflease Gold's "old order" rights over the Modder East Gold Project into "new order" mining right.

Proposed Acquisitions

In July 2006, Uranium One entered into exclusivity agreements to acquire two uranium mills and certain uranium properties located in the United States. Under the terms of an agreement with U.S. Energy Corp., Uranium One obtained the exclusive right to negotiate the purchase of the Shootaring Canyon Mill in Utah and uranium mining claims and leases covering approximately 41,000 acres in Wyoming, Utah, Arizona and Colorado in consideration for the issuance of 6.6 million shares and cash payments of $20 million on achieving commercial production from the Shootaring Canyon Mill and $7.5 million upon the first delivery of mineralized material to the Mill from any of the acquired properties. A royalty of 5% of the gross proceeds of the sale of commodities produced from the Mill, to a maximum amount of $12.5 million, is also payable.

Under the terms of an exclusivity agreement with Rio Tinto Energy America, Inc., Uranium One obtained the exclusive right to negotiate the purchase of the Sweetwater Uranium Mill and associated properties in Wyoming in consideration of a closing payment of $110 million, of which $65 million is payable in cash and the balance by way of 6.1 million Uranium One shares. Uranium One will also issue the vendor 2.5 million common share purchase warrants exercisable between September 1, 2007 and September 30, 2010 at a price of approximately Cdn$9.50 per share and will pay a 1% gross royalty to the vendor on revenue generated from the sale of uranium produced from the acquired assets. Uranium One has also agreed to make certain post-closing payments to the vendor depending on the level of uranium prices in the first five years of commercial production from the acquired assets, to a maximum value of $40 million.

Uranium One is currently engaged in due diligence on the proposed acquisitions and, except for the payment terms referred to above, has not yet negotiated the terms of definitive acquisition documentation with the respective vendors.

Dominion Uranium Project

The Dominion Uranium Project is situated in the North West Province of South Africa, approximately 150 kilometres west-southwest of Johannesburg. The Dominion Uranium Project is a brownfields development project consisting of the Dominion and Rietkuil sections which include two former uranium and gold mining operations. Construction of the Dominion uranium mine was approved in 2005 by Aflease Gold and Uranium Resources Limited.

Resources

During the quarter, surface exploration drilling continued in the areas of the Dominion project held under prospecting rights. A revised mineral resource statement audited by SRK Consulting was announced by Uranium One on June 14, 2006 during the previous quarter. The revised mineral resource estimate is 25,990,000 tonnes at a grade of 0.83 kg/t containing 47,492,000 pounds U_3O_8 in the indicated category (a 195% increase from the 16,121,000 pounds U_3O_8 previously reported) and 178,422,000 tonnes at a grade of 0.51 kg/t containing 199,193,598 pounds U_3O_8 in the inferred category (a 36% increase from the 146,608,000 pounds U_3O_8 previously reported). The average grade of the uranium resource has decreased from 0.99 kg/t to 0.83 kg/t in the indicated category and from 0.66 kg/t to 0.51 kg/t in the inferred category. The decrease in the average grade reflects the results

of Uranium One's exploration drilling program conducted in 2005 and 2006 (to April 15, 2006) and a decrease in the cut-off grades applied from 0.49 kg/t to 0.21 kg/t at Dominion and from 0.49 kg/t to 0.32 kg/t at Rietkuil. The decrease in average uranium grades is not considered significant.

In addition, the revised resource estimate shows a gold resource at Dominion of 25,990,000 tonnes at a grade of 1.09 g/t containing 910,000 ounces gold in the indicated category (a 163% increase from the previously reported indicated resource) and 178,422,000 tonnes at a grade of 0.63 g/t containing 3,614,000 ounces in the inferred category (a 63% increase from the previously reported inferred resource).

The information respecting the reported mineral resource at Dominion is derived from a technical report entitled "Dominion Uranium Project, North West Province, Republic of South Africa" dated August 1 2006 and amended on October 26, 2006, prepared by Dr. Michael Harley and Roger Dixon of SRK Consulting (South Africa) (Pty) Limited (the "Dominion Technical Report") and available for review on SEDAR at www.sedar.com. The authors are independent qualified persons within the meaning of NI 43-101.

Surface exploration drilling at the project is continuing. A total of 24 drill rigs are committed to this work and are achieving approximately 10,000 metres of diamond core per month. The majority of the drilling is taking place on the Dominion and Rietkuil sections of the project, where drilling is primarily focused on converting resources from the inferred category to the indicated category through further extension and delineation of already identified higher-grade pay shoots to depths greater than 500m. In addition, drilling into the deeper zones of the deposit has commenced, with a view to delineating additional inferred resources and identifying new, higher-grade pay shoots. A total of 60,364 metres (183 boreholes) of diamond core have been drilled on the Dominion Uranium Project to September 8, 2006. Three of the 24 rigs are conducting resource delineation drilling in areas of the project where gold is expected to be the primary product, namely the Inner/Outer Basins, Bonanza Basin and Bonanza South.

Uranium One has been granted additional prospecting rights in the vicinity of the Dominion Uranium Project by the South African Department of Minerals and Energy. These rights, which are in the process of being notarially executed, contain extensions to already identified deposits at Dominion.

Feasibility Study and Probable Reserves

On July 28, 2006, Uranium One announced the details of the Phase I Feasibility Study for the Dominion Uranium Project, as well as a conceptual study for Phase II of the project, which considered a 30 year mine life. As part of the feasibility study, a probable reserve was declared of 18,454,000 tonnes at a grade of 0.77 kg/t containing 31,327,000 pounds of U_3O_8.

Phase I of the feasibility study was based only on probable reserves and did not include any inferred resources. The feasibility study evaluated Phase I as an underground mine utilizing a metallurgical plant with a designed production capacity of 200,000 tonnes per month. The uranium processing plant will be integrated with the existing carbon-in-leach gold plant located at Bonanza. During Phase I, the Dominion Uranium Project is expected to process 18.5 million tonnes through the mill at an average mill head grade of 0.77 kg/t of U_3O_8 and recover a total of 27.2 million tonnes of U_3O_8 and 0.5 million ounces of gold. Phase I of the project is designed to treat 2.4 million tonnes per annum, yielding an annual average of 3.8 million pounds of U_3O_8 during steady state production (expected to occur between 2011 and 2014), with a maximum production of 4.3 million pounds of U_3O_8 in 2012. The metallurgical recovery determined for Phase I of the Dominion Project averages 87% for U_3O_8 and 89% for gold. The average cash operating cost over the life of Phase I is expected to be $14.50 per pound U_3O_8, net of gold by-product credits.

The total estimated construction capital to establish the full design capacity of 200,000 tonnes per month for Phase I by the end of 2007 is $179.8 million. Of this amount, $152 million (including the $81.5 million spent to September 30, 2006) is the start up construction capital which will be spent prior to the commencement of production in Q1 2007. Ongoing capital over the life of Phase I which will be incurred from January 1, 2008 onwards amounts to $63.8 million.

The total royalties payable (starting from May 1, 2009) at rates of 2% and 3% for uranium and gold, respectively, as per draft legislation proposed by the government of South Africa in 2003 are estimated to be $44.9 million. The South African government has recently issued a proposal to alter the proposed royalty rates to 1.5% for refined gold and uranium oxide. The total taxes payable are estimated to $341 million, based on the sliding scale of taxes under current South African legislation. The total real cash flow is estimated to be $375.1 million.

The feasibility study used as a base case a U_3O_8 price of $46.50/lb, a gold price of $629/oz and an exchange rate of South African Rand ("ZAR") 6.585 per US dollar.

The ZAR/US dollar exchange rate on November 8, 2006 was ZAR7.29 and the spot price of uranium oxide was $60.25 per pound, which is higher than the assumptions used in the feasibility study. The closing spot price of gold was $623 per ounce on November 8, 2006. The average spot price of gold during the quarter was $621 per ounce, which is less than the estimated price of $629/oz used in the feasibility study.

Because the majority of Uranium One's costs are in ZAR and the company's Uranium One Africa subsidiary is required by the South African Reserve Bank to convert the proceeds of gold sales to ZAR, the gold price used in the feasibility study was first determined in ZAR and then converted into US dollars at the currency exchange rate of ZAR6.585 to $1.00.

The after-taxation, internal rate of return ("IRR") for Phase I is estimated to be 32%, the after-tax net present value ("NPV") is estimated to be $184 million at an 8% discount rate, and project payback from the commencement of Phase I construction is estimated to be five years.

Phase II of the Dominion Uranium Project has been designed to maintain the throughput of the project at 200,000 tonnes per month. Phase II contemplates mining the remaining indicated resources as well as a portion of the inferred resources at Dominion, resulting in a total mine life of 30 years. Further information respecting the feasibility study and Phases I and II is contained in the Dominion Technical Report.

Development

During the quarter, at the Rietkuil section, development of the Rietkuil 1 (R1) decline continued with 442 metres developed in the quarter. The Rietkuil incline shaft has been dewatered and re-commissioned to 5 level. Development operations have commenced on 4 level. At the Dominion section, development of the Dominion 1 (D1) and Dominion 2 (D2) declines continued with 265 metres developed in D1 and 87 meters developed in D2 for the quarter. Mining operations are on schedule to commence production in the first quarter of 2007.

Construction of the new uranium plant is in progress. The earthworks are complete and the associated civil works and mechanical erection of the uranium processing plant are in progress. The erection of the first thickeners is nearing completion. The first autoclave has been delivered and erected. Cold commissioning of the plant commenced on August 31, 2006, three months ahead of schedule. The uranium plant program required for commissioning in Q1 2007 is currently 81% complete. The expenditure to date and the anticipated timing and costs are in line with the project plan.

Uranium One was informed on October 11, 2006 that the South African Department of Mineral and Energy Affairs had granted its application to convert its existing prospecting right over the Dominion Project into a mining right. The mining right was notarially executed on October 28, 2006.

The Department of Water Affairs and Forestry has approved a water use license for the project. Discussions are proceeding with the National Nuclear Regulator with regard to the issuing of a certificate of registration. All surface rights necessary for the establishment of Phase I of the Dominion Uranium Project have been purchased or secured.

Bonanza Gold Project

The Bonanza Gold Project is adjacent to the Dominion Uranium Project. The Bonanza Gold Project is a small, primary gold project with secondary uranium by-product potential and is operated as a component of the Dominion Uranium Project. In line with Uranium One's requirement of expediting the development of the Dominion Uranium Project, equipment and trained production crews have been relocated from the Bonanza Gold Project to development areas at Dominion. The Bonanza section will continue to be used as a training area in order to provide trained staff for the development of the R1, D1 and D2 declines.

The CIL gold plant is undergoing an upgrade to re-establish its capacity to process 200,000 tonnes per month and is in the process of being integrated into the new uranium plant. As a consequence, the plant will only be available for batch treatment of gold ore from the Bonanza Project. For the balance of 2006, ore mined from Bonanza will therefore be stockpiled and processed on a batch basis to the extent processing capacity is available. Production from Bonanza will eventually be displaced by ore from the Dominion Uranium Project. In light of this, all main development operations at Bonanza have been stopped. During the quarter, 15,890 tonnes were milled at a head grade of 2.17 g/t, producing 34.547 kg (1,111 ounces) of gold.

Honeymoon Uranium Project

The Honeymoon Uranium Project is located in north-east South Australia, approximately 75 kilometres northwest of Broken Hill on mining lease 6109. The mining lease has a term of 21 years from February 27, 2002.

During the quarter, an updated mineral resource estimate and a feasibility study were published on the Honeymoon Uranium Project. Based on the results of the feasibility study, Uranium One's board of directors approved the development of the Honeymoon Uranium Project on August 28, 2006.

Resources and Feasibility Study

An updated resource estimate for the Honeymoon project was completed in June 2006. The updated estimate shows an indicated resource of 1,200,000 tonnes at an average grade of 0.24% U_3O_8 containing 2,900 tonnes (6.5 million pounds) of U_3O_8.

The resource estimate was included in a cost and engineering feasibility study completed by Aker Kvaerner Australia and Mayfield Engineering in July 2006. An independent technical report summarizing the feasibility study, entitled "Honeymoon Uranium Project - Summary of Feasibility Study 400 tpa U_3O_8 Equivalent" dated July 31, 2006 prepared by Victor J. Absolon, Colin E. Bazeley, Glenn Jobling and Phillip D. Bush of Mayfield Engineering Pty Ltd., Peter J. Bartsch of Aker Kvaerner Australia and Kenneth F. Bampton of Ore Reserve Evaluation Services, is available for review on SEDAR at www.sedar.com. The authors are independent qualified persons within the meaning of NI 43-101.

The feasibility study evaluated the Honeymoon Uranium Project as an in situ leach mine with an annual production rate of 400 tpa U_3O_8 equivalent. The project has a life of approximately seven years, including the initial construction period; the actual mine life is between five and six years. The total estimated cost of the Honeymoon Uranium Project is $35.9 million, comprising $23.6 million in direct capital costs and $4.2 million in indirect capital costs and $8.1 million in owner's capital costs.

The feasibility study used as a base case a U_3O_8 price of $46.50/lb and an exchange rate of 0.75 US dollars per Australian dollar. The after-tax IRR for the Honeymoon Project is estimated to be 40%; the base case produces a project NPV of $38 million at an 8% discount rate, and a payback period of 2.9 years from the commencement of construction.

Project Progress

Work is proceeding on infrastructure for the Honeymoon Uranium Project. Staff quarters to provide on-site accommodation for 50 employees have been ordered along with transportable buildings to provide additional office space. The water treatment plant has been ordered. Design work on the access road is under way. Specifications on the power supply are being prepared by the electricity authority in Broken Hill, N.S.W. and easements for the power line are being sought from the relevant land holders.

The Australian Nuclear Science and Technology Organisation has been contracted to run an ion exchange pilot plant at the Honeymoon site to determine whether this technology should be incorporated into the Honeymoon plant design. Bateman Advanced Technologies has been contracted to provide cost data on pulsed solvent extraction columns for the project.

In addition to its mining lease, Uranium One holds a uranium export licence and in September 2006 received the licence required under the South Australian Radiation Protection and Control Act (1982) for commercial uranium mining operations at Honeymoon. During the quarter, a number of plans and programs were submitted in draft form to the relevant regulatory authorities. Approval of the final plans will be required prior to mining and it is anticipated that this approval will be granted before the planned commencement of operations.

Exploration Projects

Uranium One has recently entered into a new native title agreement with the Adnyamathanha People under Part 9B of the *Mining Act 1971* (South Australia) in respect of various exploration and mining retention licences. This agreement has not yet been lodged with the Mining Registrar for registration. As a direct result of this agreement a cultural heritage assessment was undertaken by a team consisting of representatives from the Adnyamathanha People and Uranium One together with a specialist heritage/anthropological consultant at the Billeroo property.

Drilling has commenced and is still ongoing at Billeroo. Approximately 80 of the planned 100 (totalling 13,000 metres) holes designed to scope the potential and validate the previously published inferred resource of 12.0 Mt at a grade of 0.03% containing 3,600 tonnes (7.9 million pounds) U_3O_8 have been completed. It is anticipated that drilling will be completed and all results processed during the fourth quarter of 2006.

278 gravity stations were collected over the Ethiudna property which is held in joint venture with Equinox Resources. A HOISTEM helicopter-borne electromagnetic survey is planned for November 2006.

Renewals for the majority of the Stuart Shelf licences were submitted to the Department of Primary Industries and Resources of South Australia ("PIRSA") seeking special exemption from mandatory partial relinquishment due to under-expenditure.

A SEARCH IP survey is scheduled to commence in late October 2006 over the Driver River uranium anomalies on the Karkarook property to refine a drill target. Underdale Drillers have also been contracted to drill one nominal 500 metre core hole into the anomaly in November 2006. This drill hole will be undertaken with a 50% government PACE subsidy.

A renewal for the 37,900 hectare exploration licence for the South Eagle property was also lodged with PIRSA during the quarter.

Aflease Gold Limited

Aflease Gold has a primary listing on the Johannesburg stock exchange and a level one ADR listing. Aflease Gold is engaged in the exploration and development of gold resource properties in South Africa and Namibia. The Company's principal property is the Modder East Gold Project in the East Rand gold fields of South Africa's Witwatersrand Basin. As indicated above, Aflease Gold has recently entered into an agreement to sell an undivided 26% interest in the Modder East Gold Project pursuant to a Black Economic Empowerment transaction. Uranium One and Aflease Gold have agreed that Aflease Gold will be solely responsible for funding the development of Aflease Gold's assets, including the Modder East Gold Project.

Modder East Gold Project

The Modder East Gold Project is located approximately 30 kilometres east of Johannesburg, South Africa.

In May 2006, Aflease Gold decided to develop the Modder East Gold Project into a mine and commenced the initial phase of construction. In August 2006, an updated mineral resource and reserve estimate and a feasibility study prepared by Turgis Consulting Pty Ltd. were published on the project and, in light of the results of that study, the Aflease Gold board approved full implementation of the Modder East Gold Project.

The current resource estimate shows an indicated mineral resource of 22,270,000 tonnes at a grade of 2.79 g/t containing 2.0 million ounces of gold and an inferred resource of 12,670,000 tonnes at a grade of 2.50 g/t containing 1.02 million ounces of gold. Probable mineral reserves for the Modder East Project are estimated to be 6,680,000 tonnes at a grade of 5.00 g/t containing 1.07 million ounces of gold.

The information respecting the reported mineral resources and mineral reserves at Modder East is derived from a technical report entitled "An Independent Technical Report on the Modder East Gold Project Located Near Springs, Gauteng Province, Republic of South Africa" dated August 31, 2006 and amended on October 26, 2006, prepared by H.G. Waldeck and M. Wanless of SRK Consulting (South Africa) (Pty) Limited and Dr. J.F. Couture of Steffen Robertson and Kersten (Canada) Inc. (the "Modder East Technical Report") and available for review on SEDAR at www.sedar.com. The authors are independent qualified persons within the meaning of NI 43-101.

The feasibility study evaluated the Modder East Gold Project as an underground mine with a CIL gold plant with a designed production capacity of 840,000 tonnes per year. Aflease Gold plans to exploit the Black Reef at depths of 300m and UK91 Kimberley Reef at depths of between 300 and 530 m. The mining method will be a combination of trackless (off reef) and conventional (on reef), with the mining infrastructure placed in the footwall of the two reefs. Access to the ore body will be by a trackless decline from surface. The Black Reef and the Blanket Facies reefs are expected to be mined simultaneously.

The mine is expected to process 6.7 million tonnes of ore through the plant over a ten year mine life, at an average mill head grade of 5.0 g/t of gold, producing approximately 948,000 ounces of gold. First production of ore (from on-reef development) is expected to occur in October 2008 with steady state production of 70 ktpm (producing an average 110,000 ounces of gold per annum) to be achieved between 2010 and 2015.

Total project capital expenditure is expected to be $107.8 million. Ongoing capital and closure costs are expected to be $6.5 million and $2.1 million, respectively. The feasibility study assumed a royalty rate of 3% for gold as per draft legislation proposed by the government of South Africa in 2003. The South African government has recently issued a proposal to alter the proposed royalty rates to 1.5% for refined gold.

The feasibility study used as a base case a gold price of $629/oz and an exchange rate of ZAR 6.585 per US dollar. On November 8, 2006, the ZAR/US dollar exchange rate was ZAR7.29 and the spot price of gold $623/oz. The average spot price of gold during the quarter was $621 per ounce, which is less than the estimated price of $629/oz used in the feasibility study. Because of South African Reserve Bank requirements to convert the proceeds of gold sales to ZAR, the gold price used in the feasibility study was first determined in ZAR and then converted into US dollars at the currency exchange rate of ZAR6.585 to $1.00.

At a real discount rate of 8%, the Modder East Gold Project is estimated to yield a NPV of $74 million and an internal rate of return of 31%. It is estimated that the Modder East Gold Project should achieve a payback within 4.5 years from the start of decline development and construction. Project payback is expected to be less than two years from the start of on-reef development.

Modder East Progress

Implementation of the project commenced on May 18, 2006 and has advanced significantly with mine site infrastructure nearing completion.

The portal of the decline was completed during the quarter, ensuring that the 40 metre deep mine entrance was completed before commencement of the rainy season. Trackless decline development was initiated from the base of the portal excavation and has advanced a total of 150 metres to date.

The run-of-mine water dams, access roads, change house, control room, offices and explosives magazines have been completed. The trackless vehicle workshop and lamp room construction are in the final stages of completion. The mine site has been linked to the municipal water and electricity reticulation and is now fully geared in these aspects, with the sewage system in an advanced stage of completion. Site security infrastructure including high mast lights, fencing and guard posts has been completed and the security strategy has been implemented. The initial workforce has been recruited and trained and the trackless vehicles for the start-up development have been secured.

An amended environmental management program is being finalized for submission to the South African regulatory authorities before the end of 2006. The amended environmental management program is required as the scope of the project has increased and changed significantly compared to that initially envisaged and for which the existing environmental management program was approved. The amended environment management program is also necessary for the conversion of the existing "old order" mining right to a "new order" mining right.

The project is expected to be completed on schedule, with the first gold pour in the third quarter of 2009.

Aflease Gold Exploration

Aflease Gold is continuing to carry out exploration programs and resource estimations (where the project is sufficiently advanced) for its projects, namely Modder East, Sub Nigel, New Kleinfontein and Turnbridge, Ventersburg in South Africa and Etendeka in Namibia.

SELECTED FINANCIAL INFORMATION

The table below sets out selected financial data relating to Uranium One's quarter and nine months ended September 30, 2006. This financial data is derived from the unaudited consolidated financial statements, which are prepared in accordance with Canadian GAAP. All figures are in thousands of US dollars, except per share amounts; earnings per share data is presented in cents.

	Quarter ended September 30, 2006	Nine months ended September 30, 2006
Total gold sales	680	2,622
Net profit / (loss)	2,361	(19,512)
Net profit / (loss) per share – basic	2.11	(18.07)
Net profit / (loss) per share – diluted	1.94	(18.07)
Total assets	355,638	355,638
Long term financial liabilities	34,296	34,296
Short term financial liabilities	65,020	65,020

RESULTS OF OPERATIONS

Revenue and operation results of gold production

Uranium One produced and sold 34.5kg (1,111 oz) of gold from the Bonanza Gold Project during the quarter ended September 30, 2006, and 119.9kg (3,871 oz) during the nine months ended September 30, 2006, of which 7kg (225 oz) was declared as gold sold from 2005 gold-in-process.

Revenue from gold production was $0.7 million for the quarter ended September 30, 2006 and $2.6 million for the nine months ended September 30, 2006. The decline in the gold price during the quarter had a negative effect on revenue from gold production as evidenced in the average price at which the gold sales took place, which was $612 for the quarter and $677 for the nine months ended September 30, 2006.

For the quarter ended September 30, 2006, the cost of gold production was $1,433/oz. The cost of gold production for the nine months ended September 30, 2006 was $1,596/oz. The high cost of production for the nine months was due to high unit cost as the gold plant was inoperative for extended periods during 2006. The gold plant was inoperative in January and February as a result of a breakdown of the primary jaw crusher and the plant was taken out of production intermittently during its integration into the Dominion uranium plant. During the second and third quarters, grades have improved as a result of mining operations being focused on high grade deposits. For the quarter ended September 30, 2006, the loss from gold production was $0.9 million, with a loss of $3.6 million for the nine months ended September 30, 2006.

General and administrative expenditure

Expenditure for the quarter ended September 30, 2006 was $3.7 million and $9.8 million for the nine months ended September 30, 2006, which is in line with expectations. The major components of general & administrative expenditure consisted of salaries, consulting fees and legal fees.

Projects and exploration expenditure

Exploration expenditure is included in the operating loss, and was $1.3 million for the quarter ended September 30, 2006 and $5.3 million for the nine months ended September 30, 2006. The expenditure for the quarter consists of the expenditure of $0.3 million on the Honeymoon Uranium Project and other Australian projects and $1.0 million on various exploration projects in South Africa. Uranium One has a strong commitment to continue to grow its exploration portfolio, focusing on highly prospective uranium targets in Australia, Canada, South Africa and the United States of America which have the potential to directly add value to the company.

Operating loss

Operating losses for the quarter ended September 30, 2006 of $7.2 million included the loss from gold production of $0.9 million, general and administrative expenditure of $3.7 million and exploration expenditure of $1.3 million as discussed above. Share option and restricted share right expenses of $1.6 million are also included in the operating loss. Sundry income of $0.3 million was received for the quarter.

Operating losses for the nine months ended September 30, 2006 of $26.7 million included the loss from gold production of $3.6 million, general and administrative expenditure of $9.8 million and exploration expenditure of $5.3 million as discussed above. Share option and restricted share right expenses of $8.6 million are also included in the operating loss. Sundry income received during the nine months totalled $0.6 million.

Finance cost

Net finance income (calculated as interest received less interest paid) amounted to $0.3 million for the quarter ended September 30, 2006 and $1.8 million for the nine months ended September 30, 2006. Interest received increased in the current quarter to $1.1 million, due to the investment of the proceeds from a $147.7 million private placement completed in February 2006 and interest earned on the proceeds of a Nedcor Securities loan advanced in August 2006. The proceeds are primarily being used to fund the development of the Dominion Uranium Project and the cash balances will therefore reduce in future quarters as the capital is spent. Finance costs related predominantly to servicing of debt, the cost of equipment used in Uranium One's operations and the short-term loans from Nedcor Securities.

Indebtedness under a February 2005 Nedcor Securities facility decreased from $1.0 million on December 31, 2005 to $0.2 million at the end of the quarter. The amount outstanding under the August 2006 Nedcor facility was $45.5 million as at September 30, 2006.

Taxes

There have been no material changes to Uranium One's disclosure regarding taxes since March 31, 2006.

DISCUSSION OF CASH FLOWS

Cash outflow from operating activities was $8.6 million for the quarter ended September 30, 2006, and $36.0 million for the nine months ended September 30, 2006. For the quarter ended September 30, 2006, the cash inflow from gold sales of $0.7 million, sundry income of $0.3 million, interest received of $1.1 million and a realized foreign exchange gain of $4.1 million ($2.1 million plus an unrealized loss of $2.0 million), is offset by the cash cost of sales of $1.5 million, general and administrative expenditure of $3.7 million, exploration expenditure of $1.3 million, interest paid of $0.8 million and a movement in working capital of $7.6 million. The movement in working capital consists of a positive movement in trade and other payables of $1.9 million, less movements on trade receivables and prepayments of $7.7 million, an increase in inventory of $1.4 million and an increase in rehabilitation on closure cost obligations of $0.4 million.

For the nine months ended September 30, 2006, the cash inflow from gold sales of $2.6 million, sundry income of $0.6 million and interest received of $3.4 million, is offset by the cash cost of sales of $5.8 million, general and administrative expenditure of $9.8 million, exploration expenditure of $5.3 million, interest paid of $1.6 million, a realized foreign exchange loss of $10.1 million ($12.1 million less an unrealized loss of $2.0 million) and a movement in working capital of $10.0 million. The movement in working capital consists of a positive movement in trade and other payables of $3.2 million, less movements on trade receivables and prepayments of $11.4 million, a movement of $1.3 million on inventory and movements on rehabilitation and closure cost obligations of $0.5 million.

On February 17, 2006, Uranium One completed a private placement of 22,300,000 common shares at a price of $6.64 (Cdn $7.65) per share, for gross proceeds of $147.7 million (Cdn $170.6 million). The net proceeds of $139.6 million (Cdn $161.2 million), after 5.5% agents' commission of

$8.1 million (Cdn $9.4 million), were utilized primarily for the development of the Dominion Uranium Project, corporate expenditure and further corporate development. The private placement was denominated in Canadian dollars.

On August 29, 2006, Uranium One completed a financing transaction for ZAR350 million (approximately $45.1 million) on the security of its investment in Aflease Gold by means of a futures-related term facility entered into with Nedcor Securities of South Africa. The August 2006 Nedcor Securities facility has a 12-month term and may be terminated at any time. The facility currently bears interest at the ZAR rate of 9% per annum, adjusted in terms of a formula which is influenced by the movement in the Aflease Gold share price. During the term of the facility, Uranium One Africa remains entitled to vote its shares in Aflease Gold and to receive the benefit of any dividends or distributions paid on such shares. The facility has been drawn down in full.

During the nine months ended September 30, 2006, Aflease Gold issued 49.6 million shares in several private placements for net proceeds of $16.6 million. Uranium One's equity interest in Aflease Gold decreased from 79.92% to 71.56% during this period, as the shares were placed with non-controlling shareholders of Aflease Gold to finance the development of the Modder East Gold Project. In June 2006, Aflease Gold entered into a share exchange agreement with a South African institution under which it will acquire at its election, subject to certain conditions, between 7.5 million and 13 million shares of Randgold and Exploration Ltd. ("Randgold") in consideration for the issuance of Aflease Gold treasury shares. If completed, this transaction would result in the interest of Uranium One being decreased to between 60.0% and 64.4%.

A decrease in the February 2005 Nedcor Securities loan during the nine months ended September 30, 2006 by the amount of $0.8 million and the repayments on finance leases of $1.4 million reduced the cash inflow from financing activities to $199.9 million.

Uranium One wrote down the value of shares of Randgold owned by it to zero as at December 31, 2005. The Randgold shares are traded on the OTC market in the United States where the closing price was $2.38 per share on November 3, 2006. The finance raised against the investment as at September 30, 2006 was $0.2 million (December 31, 2005: $1.0 million).

Other cash flow items during the three months ended September 30, 2006 consisted of a cash investment of $24.9 million, mostly in the development of the Dominion Uranium Project and to a lesser extent the Honeymoon Uranium Mine.

Other cash flow items during the nine months ended September 30, 2006 included the cash acquired through the reverse take-over of Sub Nigel Limited amounting to $1.9 million and a cash investment of $56.3 million, primarily in the development of the Dominion Uranium Project.

The weakening of the South African Rand had a significant effect on Uranium One's cash flow statement during the nine months ended September 30, 2006, as reflected in the $20.9 million effect of exchange rates on cash balances held in foreign currencies. At September 30, 2006 67% of Uranium One's cash balances were in South African Rand, in line with expected capital expenditure on the Dominion Uranium Project. Uranium One is also subject to foreign exchange rate risk in respect of Australian dollars. Uranium One does not currently utilize any hedging programs to limit any adverse effects of foreign exchange rate fluctuations.

DISCUSSION OF FINANCIAL POSITION AND LIQUIDITY

Cash and non-cash assets

Cash balances available at September 30, 2006 increased to $98.2 million (December 31, 2005 - $10.9 million), primarily due to increased financing and capital raising activities.

Accounts receivable increased to $20.2 million at September 30, 2006 (December 31, 2005 - $8.8 million). The increase was largely due to the issue of guarantees in respect of the acquisition of properties for the development of the Dominion Uranium Project and the increase in value-added tax owed to Uranium One, attributed to the increased spending on the construction of the Dominion Uranium Project.

Non-current assets increased to $235.1 million at September 30, 2006 (December 31, 2005 - $158.5 million). The increase is related to capital expenditure on the development of the Dominion Uranium Project and the Honeymoon Uranium Project of $56.3 million, the fair value of the assets acquired during the reverse acquisition of Sub Nigel Limited in January 2006 of $18.5 million (consisting of the carrying value of property, plant and equipment of $0.8 million and the fair value of undeveloped properties of $17.7 million), and additions to motor vehicles and office equipment of $0.3 million.

Investing activities

Uranium One wrote down its investment in Randgold to zero as at December 31, 2005.

Financing activities

Interest-bearing long and short-term borrowings (consisting of the long and short-term portions of finance leases and the short-term loans from Nedcor Securities) totalled $47.3 million at September 30, 2006 (December 31, 2005 - $4.0 million). The increase was mainly due to the short term finance raised through the August 2006 Nedcor Securities facility of $45.5 million, offset by a decrease in the February 2005 Nedcor Securities short-term loan of $0.8 million and repayments on finance leases of $0.8 million. The balance of the long and short-term liabilities, namely accounts payable and accrued liabilities, the asset retirement obligation and the future taxation liability, are not interest bearing.

Total liabilities

Total liabilities increased to $99.3 million at September 30, 2006 (December 31, 2005 - $44.3 million), due to the short term finance raised against the Aflease Gold investment of $45.5 million, an increase in future tax liability of $8.8 million (in respect of the capital gain on the disposal on New Kleinfontein Mining Company and the future tax liability on the revaluation of undeveloped properties in the Aflease Gold transaction) and the increase in accounts payable of $3.2 million during the nine month period. The increases were offset by a decrease of $1.4 million in finance lease obligations and a decrease in the February 2005 Nedcor Securities loan of $0.8 million.

Shareholders' equity

Shareholders' equity increased to $248.2 million at September 30, 2006 (December 31, 2005 - $134.6 million) as the share issuances and the increase in contributed surplus (due to share option expenses) during the period offset the loss of $19.5 million and the decrease in the foreign currency translation reserve of $17.3 million. The decrease in the foreign currency translation reserve can primarily be attributed to the significant weakening of the South African Rand during the period.

Liquidity and capital resources

Uranium One maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its current commitments.

As at September 30, 2006, the capital commitments in respect of the Dominion Uranium Project were $23.7 million to further the development of the mine and processing plant. The capital commitments in respect of the Honeymoon Uranium Mine were $0.6 million. No other significant commitments existed on September 30, 2006.

The cash resources of Uranium One which amounted as at September 30, 2006 to $86.9 million ($98.2 million as disclosed in the financial statements, less $11.3 million held by Aflease Gold) and interest earned on these cash balances will be utilized to cover existing commitments in respect of the Dominion Uranium Project and the Honeymoon Uranium Project.

Further capital expenditure, for which no current commitments exist, of $24.9 million will be required to advance development of the Dominion Uranium Project up to hot commissioning in the first quarter of 2007. An additional $40.9 million (including $5.6 million for working capital related cost), for which no current commitments exist, will be required to advance development of the Honeymoon Uranium Project up to hot commissioning in 2008.

As a result of the financing completed in October 2006 as described under "Subsequent Event" below, Uranium One will not require additional funding to progress the Dominion Uranium Project and the Honeymoon Uranium Project up to hot commissioning.

Cash requirements to fund the development of projects, provide working capital to operations, including corporate expenditure, settle the purchase price of acquisitions, including the cash component payable on the closing of the purchase of the Sweetwater Uranium Mill and related assets referred to above, and fund exploration projects are taken into account when considering Uranium One's funding strategy.

Consideration will be given to the mix and relative cost of capital resources when evaluating further sources of funding. Prospective sources of additional funding include equity financing, debt financing and exercise of stock options and warrants. Uranium One's ability to raise capital is highly dependent upon the commercial viability of its projects and the underlying prices of uranium and gold. Uranium One will not begin earning income from the sale of uranium until the Dominion Uranium Project is brought into production.

During the quarter, Uranium One Africa retained ABSA Group Limited, a member of the Barclays Group, to arrange a project finance facility for the company of approximately $75 million. The availability of such funding will be dependent on further evaluation of the project by ABSA and the extent to

which commercial banks are prepared to provide the company with finance under the proposed facility on terms attractive to the company or at all. Uranium One's liquidity position could be influenced if margin calls in excess of ZAR175 million are made in respect of Uranium One Africa's futures position under the August 2006 Nedcor facility. A margin call may be made if Aflease Gold's share price declined to approximately ZAR1.65 per share. In the period since the facility was drawn down, Aflease Gold's share price has strengthened, closing at ZAR3.00 per share on November 8, 2006.

Declines in the prices for uranium and gold may negatively impact Uranium One's ability to raise additional funding and Uranium One currently does not employ any mechanisms to manage its exposure to price fluctuations. Other risk factors, for instance Uranium One's ability to develop its projects into commercially viable mines, international uranium industry competition, public acceptance of nuclear power and governmental regulation can also adversely affect Uranium One's ability to raise additional funding. There is no assurance that additional sources of funding, if required, will be forthcoming.

Aflease Gold is not funded by Uranium One and it currently discharges its responsibility to fund itself by issuing shares through its listing on the Johannesburg stock exchange. Aflease Gold committed $4.0 million towards the development of the Modder East Gold Project as at September 30, 2006. Cash of $11.3 million and ongoing share placements to shareholders other than Uranium One will fund the further development of the Modder East Gold Project.

Aflease Gold has retained N M Rothschild & Sons to arrange a project finance facility for the company. It expects to be able to raise approximately ZAR300 million in project finance on the project dependent on further project evaluation and pricing available to the company by commercial banks.

SUMMARY OF INTERIM INFORMATION

The table below sets out selected financial data for the periods indicated. During the year ended December 31, 2005, in accordance with the rules of the Johannesburg stock exchange applicable to developmental companies, Uranium One Africa Limited (formerly Aflease Gold and Uranium Resources Limited) prepared half-yearly, and not quarterly, interim financial statements. Information for that period is accordingly presented for the six month periods ended September 30, 2005 and 2004 and for the six month periods ended December 31, 2005 and 2004 as it is impracticable to present quarterly interim financial information. The financial data presented is derived from Uranium One's unaudited financial statements, which are prepared in accordance with Canadian GAAP. All figures are in thousands of US dollars, except per share amounts; earnings per share data is presented in cents.

	Three months ended			Six months ended		Six months ended	
	Sep 30, 2006 (Unaudited)	June 30, 2006 (Unaudited)	March 31, 2006 (Unaudited)	Dec 31, 2005 (Unaudited)	June 30, 2005 (Unaudited)	Dec 31, 2004 (Unaudited)	June 30, 2004 (Unaudited)
Total gold sales	680	921	1,021	2,730	-	250	1,642
Net profit / (loss)	2,361	(19,963)	(1,910)	(34,719)	(7,021)	(10,673)	(4,090)
Net profit / (loss) per share - basic	2.11	(17.84)	(1.91)	(27.34)	(31.33)	(24.64)	(10.45)
Net profit / (loss) per share - diluted	1.94	(17.84)	(1.91)	(27.34)	(31.33)	(24.64)	(10.45)

Discrepancies between budgeted gold production levels and actual production achieved at Bonanza is primarily due to delayed development resulting from encountering difficult ground conditions, water intersections and complex geology. While efforts to develop through these ground conditions have met with some success, the CIL plant at Bonanza is in the process of being integrated into the new uranium plant. As a consequence, for the balance of 2006 ore mined from Bonanza will be stockpiled and processed on a batch basis to the extent processing capacity is available.

OUTLOOK

During the fourth quarter of 2006 and into 2007, the Company will remain focused on progressing its principal uranium projects to commercial production, in the case of Dominion, in the first quarter of 2007, and in the case of Honeymoon, in 2008. The Company will not require additional funding to bring these projects to the hot commissioning stage. The Company intends to take full advantage of what it expects will be a continuing favourable commodity price environment by selling most of its uranium into the spot market and remaining unhedged.

Subject to the satisfactory completion of its due diligence inquiries with respect to the Sweetwater and Shootaring Canyon uranium mills and related assets, the Company will continue to work towards settling definitive documentation and, subject to the receipt of all required regulatory and other approvals, completing these acquisitions. In addition, the Company will continue to seek to increase its mineral resources, both through additional exploration and drilling programs on its current properties and tenures and through acquisitions, and to move its projects from exploration and development to production, in order to generate cash flow to sustain further exploration and acquisitions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Uranium One's interim consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The consolidated financial statements do not include all the information and disclosure required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of the interim financial statements have been included. The accounting policies and their methods of application are consistent with those used in the December 31, 2005 consolidated financial statements. For further information, see the Corporation's consolidated financial statements and the accompanying notes included in the 2005 Annual Report.

RISKS AND UNCERTAINTIES

Uranium One's business risks remain substantially unchanged since December 31, 2005. For a more detailed discussion of risk factors, reference should be made to Uranium One's 2005 Annual Information Form and the company's (final) short form prospectus dated October 26, 2006.

RELATED PARTY TRANSACTIONS

During the quarter ended September 30, 2006, Uranium One paid $0.3 million ($0.8 million for the nine months ended September 30, 2006) to Davis & Company LLP on account of fees for legal services rendered. The company's executive vice president and general counsel, John Sibley, was a partner of Davis & Company LLP prior to joining Uranium One in September 2006 and also served as one of Uranium One's directors from December 27, 2005 to June 7, 2006.

SUBSEQUENT EVENT

On October 31, 2006 Uranium One completed a public offering of 20,815,000 common shares at a price of $8.30 per common share for gross proceeds of Cdn$172,764,500. The entire offering was sold to a syndicate of underwriters led by BMO Capital Markets on a bought deal basis for net proceeds, after deducting underwriters' commission, of $164,126,275. After paying the expenses of the offering (currently estimated at $750,000), Uranium One intends to use the net proceeds to finance the construction of the Dominion Uranium Project ($45 million) and the Honeymoon Uranium Project ($45 million), exploration ($10 million) and general corporate purposes, including the refinancing of some or all of the August 2006 Nedcor Securities term facility.

OUTSTANDING SHARE DATA

As at November 8, 2006, including the shares issued pursuant to the October 2006 public offering, Uranium One had issued and outstanding 133,107,665 common shares and the following common share purchase warrants, each exercisable for one common share of Uranium One:

- 300,000 Series D warrants exercisable at Cdn $6 95 per warrant
- 1,800,000 broker warrants exercisable at U.S. $5.39 per warrant
- 3,876,319 warrants exercisable at Cdn $3.55 per warrant

Uranium One had an aggregate of 6,130,223 options outstanding under its Stock Option Plan, at exercise prices ranging from $1.15 to $8.94 per share. In addition, there were 372,922 outstanding restricted share rights that can be exercised for common shares without the payment of any consideration.

ADDITIONAL INFORMATION

Additional information relating to Uranium One, including Uranium One's most recent annual information form and (final) short form prospectus dated October 26, 2006, is available on SEDAR at www.sedar.com

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Uranium One to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold as well as those factors referred to in the section entitled "Risk factors" in Uranium One's Annual Information Form for the year ended December 31, 2005 and its (final) short form prospectus dated October 26, 2006, both of which are available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Although Uranium One has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Form 52-109F2 *Certification of Interim Filings*

I, Jean Nortier, Chief Financial Officer of sxr Uranium One Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of sxr Uranium One Inc. (the "Issuer"), for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 14, 2006

"Jean Nortier"
Jean Nortier,
Chief Financial Officer

Form 52-109F2 *Certification of Interim Filings*

I, Neal Froneman, President and Chief Executive Officer of sxr Uranium One Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of sxr Uranium One Inc. (the "Issuer"), for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 14, 2006

"Neal Froneman"
Neal Froneman,
President and Chief Executive Officer

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One Announces Inaugural Sales Contract for Dominion

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg stock exchange)

TORONTO, ON and JOHANNESBURG, South Africa, Nov. 17 /CNW/ - sxr Uranium One Inc. ("Uranium One") is pleased to announce that it has agreed terms with a western world utility customer for the inaugural sales contract from its Dominion Uranium Project in South Africa. The Dominion Uranium Project is scheduled to commence production in the first quarter of 2007.

The agreed terms provide for the sale of 1,500,000 pounds of U(3)O(8) from Dominion between 2008 and 2012 inclusive. There will be no caps on the pricing which will be market-related at the time of delivery, with escalating floor price protection. The agreement on terms, which is subject to the completion of definitive contractual documentation, was facilitated by Nufcor International Limited.

Commenting on today's announcement, Neal Froneman, President and CEO of Uranium One, said:

"I am pleased that we have reached agreement on the key terms for the supply of our first uranium from Dominion. This agreement is an important milestone in the development of the Company. It reflects industry confidence in our imminent entry into the ranks of the uranium producers. It also validates our financing strategy for the development of Dominion resulting in the company being totally un-hedged and with all the benefits of an ongoing exposure to a uranium price environment which continues to be favourable."

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the western United States. The Corporation holds an approximate 71.6% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact included in this release including, without limitation, statements regarding future plans and objectives of Uranium One and the timing of commencement of construction activities, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Uranium One's expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits,

availability of capital required to place Uranium One's properties into production, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Uranium One's hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, as well as those factors discussed under "Risk Factors" in Uranium One's Annual Information Form, Management's Discussion and Analysis for the third quarter of 2006 and Uranium One's (final) short form prospectus dated October 26, 2006 as filed with securities regulatory authorities in Canada. Although Uranium One has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

To receive the Corporation's news releases by email, please register on Uranium One's website - www.uranium1.com.

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 11 482-3605; Chris Sattler, Vice President, Investor Relations, Tel: (416) 350-3657/

(SXR.)

CO: sxr Uranium One Inc.

CNW 09:00e 17-NOV-06